Exhibit 99.1

Kazia Therapeutics Reports Preclinical Data Showing Paxalisib Reprograms Immunotherapy-Resistant MSS/pMMR Colorectal Cancer and Enhances Response to Immunotherapy

Paxalisib Monotherapy Significantly Reduced Tumor Burden in Pre-Clinical Model of MSS/pMMR Colorectal Cancer, With the Addition of Pembrolizumab Driving a Further Reduction

Paxalisib Was Well Tolerated as Monotherapy and in Combination with Checkpoint Inhibition

Kazia is Preparing to Advance Paxalisib Into a Phase 2 Clinical Study to Evaluate Paxalisib in Immunotherapy-Resistant MSS/pMMR Colorectal Cancer

SYDNEY, Sept. 1, 2026 -- Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused biotechnology company developing therapies that selectively reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, today announced new preclinical and translational data showing that its lead asset, paxalisib, reduced tumor burden, the total amount of cancer in the body, by 52% (p=0.035) in microsatellite stable (MSS) / proficient mismatch repair (pMMR) colorectal cancer. In a separate study, adding paxalisib to an existing immunotherapy drug reduced tumor volume by an additional 50%, compared with the immunotherapy alone (p=0.022). Across both studies, treatment was well tolerated, with no evidence of treatment-related toxicity.

Kazia is also advancing a next-generation translational biomarker program designed to characterize the molecular, immune and epigenetic signatures associated with paxalisib response. The program is intended to identify patients most likely to benefit, provide early measures of biological response, and support biomarker-driven clinical development of paxalisib in pMMR colorectal cancer. These emerging biomarker insights, together with the compelling preclinical findings and a differentiated mechanism of action, have been incorporated into a new patent filing covering aspects of paxalisib’s potential use in colorectal cancer, further strengthening the intellectual property foundation for the program as it advances toward clinical development.

“Colorectal cancer is one of the leading causes of cancer-related death, and its rising incidence among younger adults underscores the urgent need for new treatment approaches. Using a novel preclinical pMMR model, patient-derived tissue biopsies and single-cell spatial epigenetic profiling, we uncovered a potentially novel mechanism through which paxalisib reprograms the tumor microenvironment to enhance cancer immune visibility, identifying cancer-specific molecular and immune signatures that may explain this shift from immunotherapy-resistant to responsive. Paxalisib showed meaningful anti-tumor activity on its own, and in combination with immunotherapy produced substantially greater tumor reduction in a setting where checkpoint inhibitors have historically provided little benefit. These findings support advancing paxalisib into a Phase 2 study in this patient population, part of our broader strategy to reprogram tumor and immune biology and overcome resistance,” said Dr. Sudha Rao, Chief Scientific Officer, Kazia Therapeutics.

Patients with MSS/pMMR colorectal cancer account for approximately 85–90% of metastatic colorectal cancer cases. Unlike the smaller subset of colorectal cancers with microsatellite instability (MSI-H), which has shown meaningful response to immune checkpoint inhibitors, published clinical data show that checkpoint inhibitor monotherapy has provided little to no clinical benefit in patients with MSS/pMMR metastatic colorectal cancer. Paxalisib’s approach in this setting represents a potential first-in-class strategy, as, to the Company’s knowledge, no other PI3K/mTOR inhibitor has previously demonstrated meaningful activity in pMMR colorectal cancer.

The Company plans to launch a five-arm Phase 2 clinical trial evaluating paxalisib as a monotherapy in combination with pembrolizumab (Keytruda®) versus standard of care in pre-treated MSS/pMMR metastatic colorectal cancer. Patients will be randomized to one of five arms: paxalisib at 15mg; paxalisib at 15mg plus pembrolizumab, with or without biologic; paxalisib at 30mg; paxalisib at 30mg plus pembrolizumab, with or without biologic; or a standard-of-care comparator arm. The primary endpoint is safety and tolerability, with progression-free survival, overall response rate and overall survival as secondary endpoints. Enrollment is expected to begin in the first quarter of 2027, with full enrollment of all five arms anticipated by the end of 2027.

About Kazia Therapeutics

Kazia Therapeutics (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain-penetrant inhibitor of the PI3K/Akt/mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of over 15 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM AGILE) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval. Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid/rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatx.com or follow us on X @KaziaTx.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding: the potential therapeutic benefit of paxalisib in pMMR metastatic colorectal cancer; the significance of preclinical and translational findings, including the orthotopic and subcutaneous CRC models and CTC cluster data; the Company’s biomarker program and anticipated future disclosures; and the planned initiation and design of a Phase 2 clinical trial in pMMR metastatic CRC. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “may,” “will,” “could,” “should,” “estimates,” “projects,” “potential,” and similar expressions. These forward-looking statements are based on management’s current expectations and assumptions as of the date of this press release and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the preliminary and preclinical nature of the data described, which may not predict clinical outcomes in humans; risks associated with the conduct, timing and enrollment of clinical trials; regulatory review and approval processes; reliance on third-party collaborators and trial sites; the Company’s ability to obtain, maintain and protect its intellectual property; general economic and market conditions; and the Company’s ability to maintain compliance with NASDAQ listing requirements.

For a more complete discussion of risks and uncertainties, please refer to the Company’s filings with the SEC, including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. All forward-looking statements are qualified in their entirety by this cautionary statement.

(Keytruda is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.)

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